Exhibit 11
Earnings Per Share
CORN PRODUCTS INTERNATIONAL, INC.
Computation of Net Income
Per Share of Common Stock

	Three Months Ended	Six Months Ended
(All figures are in millions except per share data )	June 30, 2006	June 30, 2006
Average shares outstanding — Basic	73.9	74.0

Effect of dilutive securities:
Stock options	1.4	1.4

Average shares outstanding — Assuming dilution	75.3	75.4

Net income	$30.1	$53.5

Earnings per share:
Basic	$0.41	$0.72
Diluted	$0.40	$0.71